Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8071 Fax 215.564.8120 ebrody@stradley.com

January 3, 2023

Via EDGAR Transmission

Timothy Worthington
U.S. Securities and Exchange Commission
Division of Investment Management
33 Arch Street, 24th Floor
Boston, MA 02110

Re:	Delaware Investments National Municipal Income Fund (the “Fund”)
File No. 811-07410

Dear Mr. Worthington:

On behalf of the Fund, the following are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Fund’s preliminary proxy statement, which was filed on December 22, 2022 (the “Proxy Statement”).  Each Staff comment is summarized below followed by the Fund’s response to the comment.

1.
Comment: Under the heading “Abstentions and Broker Non-Votes” on page 2 of the Proxy Statement, please include a description of the method of how votes will be counted under relevant state law and the Fund’s governing documents.

Response: The Fund will revise the fourth sentence in this section of the Proxy Statement to read as follows:

Under relevant state law and the Fund’s By-Laws, as amended and restated, to the extent received, abstentions and broker non-votes will be included for purposes of determining whether a quorum is present for the Fund at the Special Meeting and will be treated as votes present at the Special Meeting, but will not be treated as votes cast.

2.
Comment: Please confirm supplementally whether the Fund’s Board of Trustees unanimously approved the New Management Agreement for the Fund and unanimously recommended that shareholders of the Fund approve the New Management Agreement, and if not for either, please disclose accordingly in the Proxy Statement.

Response: The Fund confirms that the Fund’s Trustees in attendance unanimously approved the New Management Agreement and unanimously recommended that shareholders approve the New Management Agreement, and will revise the disclosure under “Board Approval and Recommendation” on page 6 of the Proxy Statement accordingly.

3.	Comment: Please confirm supplementally that the Fund’s fees under the New Management Agreement as would be presented on Form N-2 will not be higher than the current fees.

Response: The Fund confirms that the Fund’s fees under the New Management Agreement will not be higher than the current fees.

4.	Comment: Please consider italicizing or bolding the section headings under “BOARD CONSIDERATION OF THE NEW MANAGEMENT AGREEMENT.”

Response: The Fund will italicize the section headings as requested.

5.
Comment: It appears that the adoption of the New Management Agreement is contingent on the election of the four new Trustees under Proposal 2. Please describe any related arrangement or understanding in the Proxy Statement.

Response: The Fund notes that the only related arrangement is the Asset Purchase Agreement between Delaware Management Company and abrdn Inc. which is described in the Q&A section titled “What changes are being proposed to the Fund’s investment adviser and why is the Board recommending abrdn Inc.?” and in the section titled “PROPOSAL 1: TO APPROVE A NEW INVESTMENT MANAGEMENT AGREEMENT BETWEEN THE FUND AND ABRDN INC.- Terms of the Asset Transfer.” The Fund will add additional disclosure to the Proxy Statement as requested confirming that the election of the four new Trustees is contingent on the adoption of the New Management Agreement.

6.	Comment: Under the heading “Required Vote” on page 13 of the Proxy Statement, please consider stating that since the Trustees are running unopposed, they are very likely to be elected.

Response: The Fund notes that the Proxy Statement effectively already discloses that the Trustees are likely to be elected given that it states that: “A vote decided by a plurality of the votes cast means that the winning nominee only needs to get more votes than any competing nominee. A Trustee that runs unopposed only needs one vote to be elected. . .” and therefore respectfully declines this comment.

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Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/ Taylor Brody
Taylor Brody